Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes a transcript from the RBC Capital Markets Canadian Banks CEO Conference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

RBC Capital Markets — Canadian Banks CEO Conference
January 11, 2011
Hosted by: Andre Hardy — RBC Capital Markets — Analyst
Guest Speaker: Bill Downe — Bank of Montreal — President, CEO

Cautionary Statement Regarding Forward-Looking Information
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
In calculating certain pro-forma impacts of the transaction and additional common equity required on our Tier 1 capital ratio and common equity ratio we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) prior to December 16 and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimate. Our estimates of expected RWA and capital deductions for M&I at closing are based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflected our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31, 2010 or as close to October 31, 2010 as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis.
Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013.
In setting out our estimated credit mark, we considered our analysis of the M&I portfolio, our assumptions regarding consumer behaviour, future real estate market conditions and general economic conditions.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs.
Assumptions about potential success of our focus on commercial banking and sector growth in the Canadian economy were material factors in estimating our opportunities for growth in commercial loans and commercial deposits in Canada
Assumptions about current and projected productivity of recruited professionals, regional growth in the U.S. economy and ongoing client relationships were material factors in estimating potential long-term growth in our U.S. capital markets business.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s Fourth Quarter 2010 Earnings Release and Bank of Montreal’s 2010 Management’s Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional Information for Stockholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.bmo.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents” or from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Andre Hardy — RBC Capital Markets — Analyst
I’m very happy to have Bill Downe, President and CEO of BMO Financial Group. Bill started at the bank in 1983 and has worked in many different parts of the bank, both in the U.S. and Canada. Bill has been in his current position since 2007. Outside of his role with BMO, Bill is the only Canadian member of International Business Leaders Advisory Council of the Mayor of Beijing. Bill also spends time in the community including sitting on the Board of St. Michael’s Hospital Foundation here in Toronto.
Bill, on behalf of everyone in the room, thank you for participating in this event. Before we start, I’ve been asked to remind investors that your comments today may contain forward-looking statements and that listeners should consult each companies, including the BMO’s disclosures filed with securities exchanges and on BMO’s website for further detail. So before I start with questions, are there key messages that you want to make sure you leave us with this morning, Bill.

Bill Downe — Bank of Montreal — President, CEO
Okay. Thanks very much, Andre, and I’ll reiterate the forward-looking caution that you gave and take everyone back to the website for specifics, if you would please. Well, I’m delighted to be here. We’ve been fully occupied in the last six or seven weeks.
We announced our fiscal year-end numbers on December 7th and moved very quickly into a process that led to the December 17th announcement that we are going to acquire M&I. And I appreciate how much pressure that put on investors at the end of the year quickly to respond to that. However, we’ve been able to use the time since the announcement to accomplish a great deal. So I think, the fact that it happened over the break really did create an opportunity for us to get some things done. I think the acquisition came in at an extremely opportune time right after the year-end. We had completed a very strong year, all of our businesses were running well.
I think the clarification we are able to provide around capital in the MD&A for me was very reassuring, to be able to go through the process of saying,what the impact of the 2009 [sic] rules will be, and take it back to a pro forma of 2010, so that we were able to approach the acquisition with confidence that our Tier 1 ratio, at October 31st was 13.45%. But more importantly, we’ve done the calculation of the Basel II ratio at 10.26%. And then the Basel III calculation estimating the capital at 7.8%, which meant that when we did the analysis of what a pro forma would look like with larger U.S. P&C business and we knew where we would stand.
And I think that the second reason why the timing was particularly good is, what’s allowed us to do is make a very significant change in our U.S. Personal and Commercial Bank, more than doubling the branch footprint, significant increase in the breath of assets. But more importantly, if you look geographically, we have a number two market position in Chicago. We now have a number one market position in Wisconsin and we’re top five in a number of other states, with a very significant presence in cities like St. Louis, we’ve really bulked up in Indianapolis and in Minneapolis. So the bank itself has a much bigger footprint, there was no branch overlap, no distribution overlap. But some very complementary businesses, and a very significant increase in assets under management. So it’s good for our wealth management business, they have a strong private bank and that’s going to be very complementary too.
I think the second reason that I alluded to was the performance of the bank in 2010. Our Personal and Commercial business has really come to a point of fruition. We’ve been on a five year journey of re-establishing our competitive position in the market. There’s a lot of innovation in the pipeline, I think you’ve seen some good product introduction, it really ties into our brand in the last couple of months. And this week with the release of Money Logic, which I’m happy to talk a little bit more about a continuous introduction of new products, wealth management business is doing well, capital markets really returned to fundamentals where the debt and equity business and the M&A business is tied back to real client activity.

So we’re happy there. The last point that I would make, Andre is that we have made some management changes, coincident with the announcement really, just after the end of the year. So that Russ Robertson who has been our Chief Financial Officer for the last three years is going to take on a full-time role to oversee the integration of Harris Bank and M&I and Tom Flynn who has been enormously capable at Chief Risk Officer has been moving to the CFO’s job.
Tom was responsible for the work, leading up to the announcement of the acquisition and he is going to continue to lead the team to closing and Russ will take over on integration. And as I said, we’ve used the last couple of weeks to enormous value. The teams are all in place, both the closing team and the integration teams, staff from both banks and from the parent, so we’re well under way. I’ve had the opportunity to spend three, four days in the market and met almost 2,000 of the employees of M&I.
And just reflecting on the integration, we’ve made about $2.2 billion of acquisition for last five years. They’ve made about 1.8 billion of acquisitions in the last five years. So together, we have the experience of an aggregated business about the same size as the 4.1 we’re paying for M&I.
And with that, I’d be happy to entertain your questions.

Andre Hardy — RBC Capital Markets — Analyst
Thank you. And let’s stay with M&I, because obviously that’s where the investor interest right now is the highest in the case of BMO. The expense synergies are lower than we see in many U.S. regional banking deals. Is that a function of the branch overlap being a lower, or a dose of conservatism on the BMO side or is there something else?

Bill Downe — Bank of Montreal — President, CEO
I think initially, the synergies that we’ve put up for around 250 million or about 16%. And as you say, we see a lot of acquisitions where in advance the announced synergies are 21, 22, 23%. I think it’s a prudent level. There is no branch overlap. I’m not a big fan of attributing synergy to overlap, because when you have two branches with different brands and you close one, your ability to retain those accounts is not as high as many people think. So I think there’s a virtue in zero branch overlap personally. And we’ve been cautious with respect to the north-south synergies. But I think when you step back and look at the bank’s 900 branches in Canada; this will give us 700 branches in the United States. What we really haven’t explored is the extent to which we can get larger synergies from the total institution and I think that’s probably a couple of years out. But I think there is some opportunity for us to do some more work there.

Andre Hardy — RBC Capital Markets — Analyst
You talked about the capital ratios and the impact of the transaction. The $800 million pre-announced share issue, why did the bank feel it needed to do that? And even if you didn’t do it, the bank would still have a fairly high capital ratio. So why do you think it’s needed?

Bill Downe — Bank of Montreal — President, CEO
Well, I think that that level was indicated as a prudent level upfront. We’re obviously going to issue equity prior to closing and I think there is some more things that we’ll work through between now and closing. But I think the logic of putting the number there that we did is the same logic as going through the exercise of taking the 2019 Basel standards back to today, that you have to know where you stand. I think flexibility comes from having assurance that your capital levels in advance are going to be in very good shape. You noticed, I hope this morning, that we announced an acquisition we’ve been working on for very considerable amount of time, Lloyd George Asset Management, a Hong Kong-based firm, that is highly complementary to our global asset management business. And the ability to continue to take advantage of those opportunities I think is part of the logic that underlies it.

Andre Hardy — RBC Capital Markets — Analyst
I guess what you’re saying is you’re targeting a certain ratio and you needed to raise $800 million or you need to raise $800 million to get there. Are you hoping there might be other things you can do to have a smaller share issue between...

Bill Downe — Bank of Montreal — President, CEO
Yes. We’re going to be very diligent up to the point of closing of continuing to review all of the elements that are going to contribute to what the organization looks like at the end. I think as an investor what I would take the assurance is that we’ll set the capital level at a place that gives us confidence that we can continue to demonstrate by 2013 that we’re there on the 2019 numbers and that’s consistent with I think the global supervisor is saying that as soon as possible banks ought to be at that level.

Andre Hardy — RBC Capital Markets — Analyst
And quite a few investors are taken back by the 20% cumulative loss marked on the portfolio. Does that reflect the fact that loans need to be mark-to-market at close where perhaps the ultimate losses won’t be as bad as the mark, or it’s more a question of time which is over the next three years that’s what losses will be?

Bill Downe — Bank of Montreal — President, CEO
I think there are two contributing factors. They’ve taken very significant provisions against their loan portfolio. They’ve done a very effective job of shredding non-performing assets, so they’ve done a good job of liquidating but they still have a significant concentration on commercial real estate. I think it’s just north of 40% of the book. And as you know at BMO, we run much lower concentrations of real estate. 15% will be a nice level to be at. So I think we’re taking a — we’re taking a little bit of a cautious view with respect to that commercial real estate. A big portion of the difficulties that M&I had was in Florida and Arizona and the characteristics are different than the Midwest. And by putting those provisions for that marketplace, I think we are reflecting the current market. And to the extent that the current market improves, we’ll be able to liquidate assets a little more quickly.
And we do have a lot of experience in workout. One of the things that has distinguished BMO over the years is that we’ve kept up a large group of professional workout people in tact. They do other things in the bright part of the cycle. But Scott Purdy who has been in our U.S. Workout group for 25 years has handled all of the loan collection and workout for capital markets, now has a clean book on the capital market side and he’s going to be able to devote a lot of attention to this workout book.
So I think when you’re able to put a really prudent mark on a book, separate it with separate management on it, then you almost look at that as a third business and we’re going to go after that.

Andre Hardy — RBC Capital Markets — Analyst
So when we now look at the combined entity, so let’s forget the parts, but obviously the commercial real estate book will shrink. What’s the upside on the rest of the book? I mean the Midwest is not a fast growing area. Obviously the areas where the commercial real estate was, there’s not going to be a lot of growth going forward. How fast do you think the business can grow in the next two, three, four years?

Bill Downe — Bank of Montreal — President, CEO
Well, it comes back to your confidence in economic growth, and we think that positive GDP growth, real GDP growth of 3% is a very constructive environment, particularly when you’re looking at a business led recovery. M&I’s footprint is together with ours now, covers the entire Midwest with a very significant market position. They have a good history with C&I commercial lending, and as do we, and we’re starting to see the beginning of the investment cycle. So if the U.S. economy growth, let’s say at 3% in 2011 and that’s the number that we’re officially looking at, we’ve upgraded a little bit in the last month or so, and you believe in a business led recovery. And then you look at our market position in a number of the major cities where there are big companies that are global, midsize companies that are global and there emerging companies that are global. I think there is going to be a real opportunity for us to participate in that market.
Last week, I had a couple of days in the market. I was in Minneapolis with the management team and then met with close to 300 of the employees. I did the same thing in Milwaukee. And I was in Indianapolis. I think as I said over the course of a week, I saw close to 2,000 employees and I was very impressed with the professionalism that focuses on the commercial marketplace. The depth of their customer relationships and it’s very interesting. M&I is a bank that was founded in the 1860s. Their brand is very strong in the market. Many of their commercial customers stuck with them in what was apparently a very difficult situation. And I think we’re going to see some positive effects of the combination relatively quickly.

Andre Hardy — RBC Capital Markets — Analyst
Speaking of C&I or business loan growth, when you look at your various portfolios whether it’s the corporate, the Canadian commercial or the U.S. commercial, I mean that’s the bank’s bread and butter. What are you seeing from a loan growth perspective? Are we finally seeing the trough with some demand picking up?

Bill Downe — Bank of Montreal — President, CEO
Well, in Canada, and I think obviously that’s where there is a tremendous amount of impact on the bank. We do have a very visible and strong commercial banking presence, 20% share. And Frank and his team have been concentrating on broadening the base of customer activity, so that we’ve seen extremely strong commercial deposit growth. And that’s primarily new customers who are non-borrowing customers. I think some of those customers are going to start to come back into the part of the cycle where they’re going to be investing. And if you look at Canadian business, in order for a Canadian business to prosper, we’re going to have to see investment and productivity and we’re going to have to see more global marketing and sales. And in that regard, I think there is a quite significant opportunity for us to see good commercial loan growth and good commercial deposit growth in Canada and we’re positioned to benefit from that. U.S., I think it just ties in with everything I’ve said.

Andre Hardy — RBC Capital Markets — Analyst
On the Canadian side, can the turnaround in loan growth from negative to potentially quite positive, could that be enough to offset the slowdown in retail loan growth or personal loan growth and mortgage loan growth?

Bill Downe — Bank of Montreal — President, CEO
Yes. My own view and I’ve said this before is that I think the potential for commercial growth to offset what we hope is a plateauing of consumer debt for some period of time, are to keep everything in balance. The consumer needs to, I think needs to consolidate a little bit. We have seen a moderation in consumer loan growth and we’ve also seen a moderation in housing market, which I think is really a healthy thing. But if you look at the message that we’re putting in the market around the consumer, it’s also a very explicit that we want to help consumers manage through an entire life cycle. So our product introductions are actually addressing things like controlling, spending and that’s where Money Logic ties right in. It goes right to the front end. If you want to improve your balance sheet, you have to control the rate of spend and by providing products and information that allows people to do a better job, it starts a virtuous cycle that then says they’re going to grow their savings. We’re confident that that the product offering we have is helping to borrow smartly.
And once again, I will go to the whole debate about 35-year amortization mortgages or 30. We’ve introduced products to push people or encourage people to go to the 25-year mortgage where they can build equity up in their home more quickly. The debate around whether central mortgage ought to be discouraging longer amortization mortgages, I think misses the point, if we have a relationship with our customers, we are to be guiding them into shorter amortization.
So, Frank and his team are putting a fair amount of effort into the front-line to try to encourage customers who are able to move into a shorter amortization period to get into a shorter amortization period. I think we’ll see fewer 35-year mortgages written as a consequence and fewer 30s and we’ll get more into the 25-year. So I think there’s two things, commercial offsets personal and we’re changing the mix of offerings on the personal side. And I wouldn’t underestimate the consequence of better control over spending, higher rates of saving and translates into more investing. And in that regard, I think we’re very well positioned.

Andre Hardy — RBC Capital Markets — Analyst
Right. You talked about the rate of savings, but I’m thinking of operating expenses. So it’s not quite what you said but I’ll take you to operating expenses. Frank has mentioned some investments are needed to be made still. Revenue growth perhaps slows in upcoming years, although you’re saying commercial might offset more than we think. Do you still expect the bank to maintain its track record of generating positive operating leverage in upcoming years or will that be more difficult?

Bill Downe — Bank of Montreal — President, CEO
Well, we moderated the target for operating leverage in the medium-term at the end of 2010, simply because we’ve gained confidence in our ability to invest and grow revenue. Our revenues in 2010 grew a little bit more than 10% in the year. It might moderate a little bit going into the next couple of years, but we’re able to track investment spend into the revenue line much more effectively than we used to be able to. We had some good performances in 2010. But in the latter half of the year, we were spending more and that’s shown up in the product introduction and we’re going to continue to invest heavily in online. It ties in with our belief that it’s cost-effective but also I think it speaks to itself, the ability to self-control on the part of the consumer.
So in Personal and Commercial Canada, we’ve been able to continue to spend because we’ve been able to grow our revenue and the spending takes two forms. Some of it’s in systems, which really supports product introduction, and the other is in front line sales force as you know we’ve been building up our mortgage specialist sales force and we’re adding to our investment specialist sales force. So that really ties into those other two themes. In the other businesses, I think that we will be able to have a good relationship between expense and revenues, so the 1.5% target is one that I’d like to adhere to through the medium-term. One of the roles that Russ Robertson is going to play in addition to the integration of the acquisition is looking at north-south integration. He’s been extremely effective in identifying areas for cost savings in the last couple of years and he pretty much has the license to kill on that one. He is going to continue to look for excess expense.

Andre Hardy — RBC Capital Markets — Analyst
You talked about the growth of the mortgage specialist network. There’s been distortion on both your margins positively and your loan growth negatively from getting out of the mortgage broker channel. As you look at the next few years, is most of that behind or do you still expect a positive impact on margins and negative impact on loan growth of running off that book?

Bill Downe — Bank of Montreal — President, CEO
Well, I hope we’re past the point that we achieved escape velocity on the replacement. We’re still building mortgage specialists, and of course, there’s going to be the burden of added expansion each time you deploy a new specialist. But from my perspective, we’re seeing good growth now. What was really offsetting the new mortgage volume coming out of our own specialist sales force, is the runoff of the broker channel. And I don’t have to remind you that the margins in the mortgages you originate in the bank are higher than the ones in the broker channel. So I think that will maintain, if you like, the NIM. But we will be happy to have the volume growth now at the current mix and current spread.

Andre Hardy — RBC Capital Markets — Analyst
And what about the whole pricing environment? Loan losses are coming down in the Canadian system. Volume growth has been good. It might slow on a retail front. Does that incent a bank to be more aggressive on pricing?

Bill Downe — Bank of Montreal — President, CEO
Well, there is no doubt in cases where you have a lack of clarity in brand. Weak product introduction or a sales force that doesn’t get what your strategy is that you may have to compete on the basis of price. Frank has, I think, done an exceptional job of communicating to the sales force that you can communicate on the basis of value and that’s persuasive to the customer as the sticker on price. You can also do things with the nature of product and the 25-year amortization mortgage, five-year term for new homebuyers, there’s a case where we recognize it for a first time homebuyer that desire to be able to refinance quickly is very low that what they really want is to build the equity they have in their home at confidence that if it’s their first home, they have no issues around refinancing. And while that appeared to be a product that was competing on price that actually represented good value to us and it drove good value in other products.
So I think you have to really understand and have to be carefully prepared in the launching of a product, understand what the value proposition is, supported with good marketing. And in that regard I’m not that concerned that price competition is going to be eroding margins for us. I do think it may be an issue if you don’t have the full package.

Andre Hardy — RBC Capital Markets — Analyst
You mentioned earlier again still on loan growth and the bank encouraging consumers to go to shorter amortization periods. Do you think the government will do more on that front or the moves we saw in April are what we’re going to see for a while?

Bill Downe — Bank of Montreal — President, CEO
I think the moves in April were intelligent. If you see a good continued pattern of moderation in house prices, if you see the total debt service ratio plateau, if you start to see a decline, then the government will have done exactly what I think it hoped to do. Which was to draw attention to an issue, focus consumers minds on it, get a response from the banking sector which we’ve been very quick to respond to, and then it’s not necessary. Because there are still circumstances where the logic behind a 35-year amortization is very sound. So to discontinue the product, from my perspective, might not be necessary. Banks have to use good discretion in how that product is deployed.

Andre Hardy — RBC Capital Markets — Analyst
I go back to the capital, which we talked about a lot, as you talked about M&I, the bank has a higher payout ratio than its peers. Is that something you are comfortable with as a long-term payout ratio or perhaps as earnings grow the payout ratio might or the target might come down somewhat?

Bill Downe — Bank of Montreal — President, CEO
Yes. Well, there are two issues. The one is the absolute payout ratio and the other is the target. The payout ratio, we finished the year, I think just under 60. Our target is 45 to 55. I’m not sure that meeting that target will be necessary. I think that we’ve always said that the actual dividend is going to reflect earnings growth. We believe in growing the dividend over time.

I’d like to be comfortably in the 45 to 55 range that gives you a little more flexibility. But the difference between the target, I’m not sure is that material. The yield on the shares now it’s still extremely attractive. And for investors who like dividends, BMO shares currently represent great value.

Andre Hardy — RBC Capital Markets — Analyst
Talking about credit a little bit, do you feel that investors have moved on too fast? I mean. It’s amazing how few questions I’m asking you and investors are asking your view?

Bill Downe — Bank of Montreal — President, CEO
In Canada, there has been reasonably significant increase in the provisioning from the portfolios and I think it’s going to moderate. So I’m not as concerned about that as I might have been six months ago. Six months ago I thought the Canadian consumer had quite enough debt. But I think that moderation is taking place.
In the U.S., it’s an extended period to reconcile the imbalance in the housing market, and that’s simply what the issue is. I think that the investor-owned and owner occupied real estate, commercial real estate market is going to fare better than what we thought a year ago, and the provisioning there I think will start to moderate. The housing market is much more problematic, because you still have a very low level of housing starts but the buyers are sitting on the sideline because they believe that prices could get lower.
As soon as you have a season and I define a season as February, March, April in the housing market where prices start to tick up a little bit, then I think you’ll see buyers come in but that might not happen in 2011. We could see a stronger housing market this spring, but if it’s delayed in 2012, that will be consistent with a much more extended period that work through the mortgage backlog. And so I guess what I would say in that regard is it doesn’t look to me as though investors are looking for a big up tick and they resolve themselves to the impaired balances coming down slowly. That’s pretty consistent with my own view.

Andre Hardy — RBC Capital Markets — Analyst
When you look out to 2012-13, are you looking at normal loan losses, trough loan losses or still elevated as the housing issues and commercial real estate issues work themselves out in the U.S.?

Bill Downe — Bank of Montreal — President, CEO
Well, we push expected losses into the disclosure around individual businesses, and you will see that our expected loss number for this year is pretty close to a normal level, it is sort of the mid point of what you’d expect in the cycle. So I think your best guide is what that expected loss number is and we just do quarters as you see it. But we’re pretty much right there in the middle in terms of the yield.

Andre Hardy — RBC Capital Markets — Analyst
We haven’t talked about capital markets yet. How big would you like that business to be as a proportion of earnings? I’d like to start with that question.

Bill Downe — Bank of Montreal — President, CEO
Well, in the past where the balance has been good, it’s been around the third of the bank, 30% to 35% of the bank. We’re a little bit above that now, but just a very small amount. And that’s down quite considerably in the last three years as we worked out some of the loan portfolios. The impact of combining M&I’s balance sheet, Personal and Commercial with the banks will be further moderation in the concentration of capital markets.
I’m more interested in the quality of the earnings in capital markets then in the absolute proportion. To the extent that the earnings come from clients where if theres an issuer or investor, I can speak directly to that client about their relationship with us. The value added is if they’re an investor, why they bring their order flow to us. If they’re an issuer, why are we their advisor. Then the quality is very high and I think that there is a direct connection between our intellectual capital and the earnings that we have. When you get into an environment where there is little capital formation and the market is starting to back up and your revenues are more weighted to trading without the quality of investment and corporate banking earnings there, then I think we have a question mark. That’s what we saw two or three years ago, that’s definitely what we saw in 2006 and 2007 when we came off the accelerator and as you can see the revenue contribution and the net income contribution in 2009 and 2010 was really moderated. A little bit of a pick up in revenue coming now. The pipeline I said, last quarter was good and in league tables we posted very well in Canada.
In the U.S., I think that we’re also going to see a pick up in what I would consider the real client related business with capital formation. We’re in a much better position in the U.S. today than we were five years ago and our ability to lead Debt & Underwriting, our M&A business was growing really nicely until 2007. In the U.S., it went into a bit of a stall, but the growth has picked up in the last few months and I am confident that that business will go back to contributing about 50% of our capital markets earnings overall. So I’ve taken a little bit of path around. The bank is growing, the other parts of the bank are growing. Capital markets can now grow and stay within that 30 to 35% envelope.

Andre Hardy — RBC Capital Markets — Analyst
So you talked about the U.S. getting back to 50%, I mean that will be a pretty big lift in its earnings contribution relative to recent quarters. What will drive that? Is it just increased activity or is it...

Bill Downe — Bank of Montreal — President, CEO
Well, the focus on clients has improved. We were able to recruit very heavily in 2009 and 2010 into the key business segments where we’re very deep in terms of industry knowledge. So the mining business, which you know is a global business for us, very strong and continuing to perform strongly. And I think as long as we have a positive commodity cycle, the mining business will continue to grow. The oil and gas business which for 30 years has been a strong contributor to the bank, I’m quite positive with respect to the growth opportunities there. The Food and Ag. business, there is a global boom underway. It is interesting we’re the number two Ag. lender in Canada but very close to being the number one. In the U.S., we have a very visible food and agriculture business, but not so much in the farming cycle. If you think about the history of Harris Bank, it was an urban bank. But the agricultural business of M&I looks so similar to our Canadian agricultural business. We’re going to get a big lift there in food and agriculture. That’s another area of concentration. And we have great talent now in each one of the principal market segments that we cover in the U.S. That makes us much more relevant to clients.
So I’m expecting that the advisory revenue is going to pickup. League table positions will improve. We’ve added a lot of very high-quality analysts in the U.S., so the research is much stronger. I think for our investment bankers is almost an ideal state in the US. Underlying core capability dramatically strengthened a much bigger footprint in the Midwest, relevant presence in some cities that are two to three million in population where they were only visitors in the past. All those factors would contribute to it and we have a good leader in the U.S. Perry Hoffmeister, now running the U.S. investment bank extremely confident. And the relationship between commercial banking and investment banking is very strong because it’s effective that we have people who have worked in both areas. So it’s an ideal state if you can make a living in investment banking in all circumstances, you will never find a better circumstance.

Andre Hardy — RBC Capital Markets — Analyst
The bank has made quite a few investments in Asia especially China and Hong Kong. Are those going to matter for the people in this room in the next five years or really this is planting the seed for 15 years down the road?

Bill Downe — Bank of Montreal — President, CEO

No, it will matter within the next five years. We have reached a point in China and it’s China specific as much as it is BMO specific where you can earn good returns and you can grow revenues working with partners where the belief is that the business is going to be a long-term proposition and my reflection is that we’ve made our first investment in Fullgoal shortly after 1999 and that business has built up very significantly. It’s paid us very well over time as well. The dividend flow from the business has been good and we don’t really look at the capital appreciation, the value of the firm, but the value of the firm is up. I think what’s striking about the opportunities in China, is they really reflect an opening up of that economy. The announcement of Lloyd George this morning for me is the timing is just about perfect because it gives us on the ground investment management capability.
In Hong Kong, we have expanded our private bank in Hong Kong in the last year. We have the portfolio management and asset management capability. Our residence is extremely important. The high net worth Chinese investor is moving capital from the Mainland to Hong Kong and then Hong Kong to North America and Europe in search of investment returns and this puts us exactly where we want to be in that pipeline. The Hong Kong business like the London business reports to Barry McInerney in Chicago and when you put it all together, we had been running asset management in little silos. So we had $20 billion here and $30 billion there, we’re now prior to either of these acquisitions about $65 billion of AUM, if M&I adds $40 Lloyd George added $6, and its marketed as a global firm now. We have a great deal more weight and that allows us on the consulting side to be more relevant. Much more importantly we have the breadth of product mix between the emerging markets platform. We have in London this new platform, in Hong Kong and also in India, which there is about something less than 20% of the assets also in India gives us a global offering that I’m very confident.
The people are terrific I’ve met with the leader of the firm, had extensive discussions with them, I think it’s going to be another very strong combination. We’re opening an office in Abu Dhabi this month that ties back into these businesses. And, so I think you’ll see both Asia as a growing contributor in the asset management businesses, a growing contributor within the timeframe that you said that would be relevant for the people in this room to be important to the bank.

Andre Hardy — RBC Capital Markets — Analyst
And we’re almost out of time but I do want to ask about the state government in Illinois and the financial difficulties that it faces. How do you see that getting resolved and ultimately what’s impact on the Illinois economy and BMO?

Bill Downe — Bank of Montreal — President, CEO
The state government is going to require backbone in order to resolve the issue. The state has a, has had a pattern of being relatively easy with cost escalation, with wage settlements, with pension obligations and hasn’t been very aggressive on the revenue side. The state income tax rate is quite favourable relative to the rest of the country. So they have some latitude. The new governor is going to have to have backbone, there is going to be a new Mayor in Chicago, Mayor Daley has worked very hard to reach sensible accommodations with the unions and has not made as much progress as he would like. But I think the combination of a new Mayor, the urgency of the situation, a Governor in Springfield with some backbone and some flexibility I think it will be fine. The exposure for us is very small, our exposure to Illinois is general obligation bonds of municipalities, very little direct if any exposure to the state itself. So although we have a growing muni bond business in a good structuring business, we don’t have credit concerns there.
The state itself, I think will be fine. There will be some pain for the residents, for the taxpayer. There will be some pain for the unions. But it’s a process that’s underway. It started if necessary. The Residents of State of Illinois know full well, what has to happen. So I don’t think it will be a drag on the local economy.

Andre Hardy — RBC Capital Markets — Analyst
Thank you. Well, thank you very much.

Bill Downe — Bank of Montreal — President, CEO
Thank you very much.